Exhibit 99.1

NewsRelease

Historic MOU Signed for Work on Energy East
Canada’s Biggest Infrastructure Project

OTTAWA, Ontario - July 14, 2016 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) along with the senior representatives of the four major pipeline unions and the Pipe Line Contractors Association of Canada (PLCAC) have come together to sign a historic Memorandum of Understanding (MOU) for work on the Energy East Pipeline Project. The MOU ensures that thousands of the skilled pipeline trade jobs required to build the project will be awarded to members of the PLCAC and the four union partners, including: the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada (UA), Labourers International Union of North America (LiUNA), International Union of Operating Engineers (IUOE) and Teamsters Canada.

The organizations came together to reinforce the fact that the work needed to construct the privately financed, $15.7 billion crude oil pipeline means thousands of quality jobs for their members. It also further ensures the pipeline will be built to the highest safety standards.  Additional unions across the country will also be engaged to complete this work.

“This MOU signing is very significant for TransCanada,” said Russ Girling, TransCanada’s President and Chief Executive Officer. “We are committed to hiring the best workers this country has to offer for the over 14,000 jobs Energy East will create annually across Canada during the nine years it will take to develop and build the pipeline. And above all, we are committed to ensuring Energy East is built safely.

“Pipelines remain the safest and least GHG-intensive way of transporting the crude oil Canadians need. Energy East gives our country the ability to use Canadian oil in its refineries rather than continuing to import the 700,000 barrels of foreign oil we import every day,” concluded Girling.

“This country’s vast pipeline network has improved Canadians’ quality of life for generations, and those pipelines were proudly put in the ground by the organizations that are together here today,” said Lyall Nash, Chair of Canadian Pipeline Advisory Council. “The opportunity to work on the country’s largest pipeline project builds on that solid foundation to ensure that quality of life continues for generations into the future and the project will be built to the highest safety standards.”

“We are proud to sign this MOU ensuring our members will have a role to play in this important nation-building project, just as they have for over 60 years on pipeline projects across the country. It goes without saying that pipelines are the safest way to move the oil products currently transported by rail and truck. Add that to the fact that we import so much of the oil Canadians need, building this pipeline just makes sense. It’s the safest, most efficient and most environmentally responsible option,” said Neil Lane, Executive Director of PLCAC.

"We have represented people in the pipe trades for over 125 years. By the time they reach their accreditation through a rigorous training and apprenticeship program, these tradespeople can work on the most sophisticated systems anywhere, and have a thorough knowledge of the scientific principles required to complete this work safely. We are proud to bring that skillset to the Energy East Pipeline Project,” said John Telford, International Vice-President of UA.

“From being the safest and most environmentally responsible option for transporting oil, to providing layers of economic benefit including tax revenues that pay for things like schools, roads and hospitals, this pipeline makes sense for the future of this country. I’m so proud to be here today for this historic step for the benefit of Canadians and the Canadian middle class,” Telford concluded.

“Pipeline construction work requires a large number of highly skilled workers, which in turn creates high paying jobs for Canadians,” said Joe Mancinelli, International Vice-president of LiUNA. “A project of Energy East’s magnitude can generate the annual income for a worker and his or her family. This MOU to work on Energy East provides our members across the country and across the pipeline route with an opportunity to contribute to a monumental project for this country that will help restore the strength of the middle class.”

“Beyond the significant number of jobs this project will create through its first few years, there are over 3,300 direct and indirect jobs that will be created annually during the first 20 years of operations. These jobs can’t be ignored and they ensure a basis for strong work opportunities for our membership decades into the future. I am proud IUOE’s signature is on this MOU,” said Lionel Railton, Canadian Director for the IUOE.

“The direct employment created by this project doesn't even take into account the vast number of ‘spin-off’ jobs that will be needed to support building this project. Work across our membership such as trucking and transportation, construction materials, manufacturing, food services, airlines, hotels, automotive and communications will all benefit from the construction of the Energy East project. That means more good paying jobs and that's why we're here today proudly signing this MOU," said Gary Kitchen, National Representative for Teamsters Canada.

Energy East by the numbers:

•	Energy East is a 4,500 kilometre pipeline that will safely transport about 1.1 million barrels of oil per day from Alberta and Saskatchewan to Eastern Canadian refineries in Québec and New Brunswick.

•	Since the project was announced in 2013, TransCanada has already spent $800 million to develop Energy East across Canada.

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According to the Conference Board of Canada, Energy East will generate over 14,000 direct and spin-off jobs annually across Canada during nine years of development and construction, and support 3,300 direct and spin-off jobs annually during the first 20 years of operation.

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The Conference Board of Canada report also states Energy East will generate $10.3 billion in tax revenues for provincial and federal governments over 20 years, and add an additional $55 billion in GDP to the Canadian economy.

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We are committed to open, honest engagement on this project. To date, we have held 1,700 meetings with municipal representatives, emergency responders and other community representatives in these municipalities and have received 170 signed letters of support from municipalities and municipal organizations across the country. As well, well over 9,000 registered guests have attended 120 open houses across the project route.

•	Energy East has held more than 2,500 meetings with 166 Indigenous communities and organizations across Canada since the launch of the project in 2013.

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In 2015, TransCanada generated $170 million in work for Indigenous businesses or their joint-venture partners in Canada and the U.S. for goods, contract services and employment on TransCanada projects and operations.

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So far, Energy East and TransCanada have donated $1,506,277 to communities along the project route. In 2015 alone, TransCanada donated close to $15 million in funding and in-kind donations to over 1,400 North American non-profit organizations.

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Pipelines are the safest way to transport oil over long distances and TransCanada has an industry-leading safety record. Our top priorities are incident prevention and safe operations. To date, we have met with representatives from 366 first responder organizations along the pipeline route to begin developing the emergency response plans for Energy East.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North

America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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